Jerold N. Siegan, Esq.

218 N. Jefferson St, Suite 400

Chicago, IL 60661

Direct/Mobile: 312.560.7228

jerry@jnsieganlaw.com

August 30, 2018

U.S. Securities and Exchange Commission

Washington D.C. 20549

Re: Quantum Energy, Inc.

Registration Statement on Form S-1

Filed June 26, 2018

File No. 333-225892

Ladies and Gentlemen:

This is in response to the staff’s comment letter dated July 25, 2017 (the “Comment Letter”) regarding the above referenced Registration Statement on Form S-1 filed on June 26, 2018 (the “Registration Statement”) by Quantum Energy, Inc. (the “Registrant”). This letter is also submitted together with Amendment #1 to the Registration Statement filed by the Registrant as of the date hereof (“Amendment #1”).

General

Comment #1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Registrant supplementally advises the staff that it has not presented and does not intend to present and did not authorize anyone to present on the Registrant’s behalf, to prospective investors any written communications, as defined in Rule 405 of the Securities Act in reliance on Section 5(d) of the Securities Act.

Comment #2. Please disclose the price at which you will sell the shares in the primary offering and the proposed maximum offering size. Please also make corresponding updates throughout your prospectus, including the Use of Proceeds section at page 19.

Response: Amendment #1 discloses the price at which the Registrant will sell the shares in the primary offering and the proposed maximum offering size.

Comment #3. Please update your financial statements and related disclosures to comply with Rule 8-08 of Regulation S-X.

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Response: Amendment #1 includes updated financial statements and related disclosures to comply with Rule 8-08 of Regulation S-X.

U.S. Securities and Exchange Commission

Washington D.C. 20549

August 30, 2018

Information with Respect to the Company, page 25

Current and Planned Operations, page 26

Comment #4. We note your disclosure that, if the conditions of your letter of intent with Inductance Energy Corporation are satisfied, you will receive the necessary funds to complete the predevelopment work and purchase the land for the Stoughton Refinery. This letter of intent therefore appears material to you. Please file the letter of intent or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: A copy of the Letter of Intent with Inductance Energy Corporation is filed as Exhibit 10.11 to Amendment #1.

Plan of Operation, page 30

Comment # 5. Please disclose the status of discussions with the “provincial government in Saskatchewan regarding the development, construction and operations of the Stoughton Refinery,” including the dates of your last contact. Please also disclose if required governmental approvals could slow down your expected “Duration” for each stage of Phase I and II as disclosed.

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Response: Amendment #1 amends the discussion of the Plan of Operation to disclose the following:

Phase 1 will include and involve the completion of the various tests, including, but not limited to, crude sample collection and assay reports, as well as site selection and regulatory roadmap report, preliminary project design and detailed financial analysis report, to confirm the validity and suitability of the hydrology and the Land for the construction and operation of the Stoughton Refinery. The phase 1 activities and deliverables will not require the approval of the Saskatchewan government.

Phase 2 will include and involve and require the approval of the Saskatchewan government to obtain the environmental permitting and other permits for the construction and operation of the Stoughton refinery which will include meeting all requirements of various Saskatchewan government laws and being fully approved by all levels of the Saskatchewan government and agencies, and the Land purchase being approved the Saskatchewan Farm Land Review Board. The Company does not intend to commence discussions with the provincial government in Saskatchewan regarding the development, construction and operations of the Stoughton Refinery until the phase 1 activities and deliverables are completed and the validity and suitability of the hydrology and the Land for the construction and operation of the Stoughton Refinery is confirmed. If the validity and suitability of the Land is confirmed, the Company intends to commence the phase 2 governmental approval and permitting process. No assurances can be given that the actual time for the Company to obtain the required governmental approvals will not exceed the estimate set forth in the table 2-A below or that the Saskatchewan government will grant such approvals and permit

U.S. Securities and Exchange Commission

Washington D.C. 20549

August 30, 2018

Directors, Executive Officers, Promoters, and Control Persons, page 34

Comment # 6. We note the biography of Mr. Mallmes indicates that he does not have experience in the refining industry and owns other businesses. Please expand your risk factor at page 8 entitled “We depend heavily on key personnel, and turnover of key senior management could harm our business” to include the risks associated with Mr. Mallmes’ lack of industry experience, and his present involvement with other businesses. As part of your revised disclosure, please discuss and quantify the amount of time that Mr. Mallmes will dedicate to the company per week.

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Response: Page 8 of Amendment #1 expands the risk factor entitled “We depend heavily on key personnel, and turnover of key senior management could harm our business” appearing on page 8 to include the risks associated with Mr. Mallmes’ lack of industry experience, and his present involvement with other businesses and also to disclose the amount of time Mr. Mallmes has and will dedicate to the Company per week.

Page 34 regarding the description of Mr. Mallmes’ business experience has been amended to disclose that his business experience also included working in and manufacturing for the oil industry.

Comment #7. We note your July 13, 2018 press release available on your website that indicates you have appointed Richard K. Ethington and Pamela L. Bing as independent directors and members of your Audit Committee. Please revise to provide the disclosures required by Regulation S-K regarding these directors, including Item 401 of Regulation S-K, or advise.

Response: Amendment #1 updates the section entitled “Directors, Executive Officers, Promoters and Control Persons” to include disclosures regarding the new directors, Mr. Ethington and Ms. Bing as required by Regulation S-K, including item 401 of Regulation S-K.

Executive Compensation, page 37

Comment #8.

Please disclose the compensation of all persons covered under Item 402(m)(2) of Regulation S-K for each of your last two completed fiscal years. For example, please disclose the compensation of Jeffrey Mallmes, who appears to have become your principal executive officer in November 2017.

Response: Amendment #1 expands the disclosure regarding Executive Compensation (page 37) to include the compensation of all persons, including Mr. Mallmes, covered under Item 402(m)(2) of Regulation S-K for each of your last two completed fiscal years.

Comment #9.

Please identify to the extent material any item included under All Other Compensation. In this regard, we note that all compensation paid to Stanley F. Wilson is disclosed under this column for fiscal year 2017. See Item 402(o)(7) of Regulation S-K.

Response: Amendment #1 expands the Executive Compensation table to disclose in footnotes 1 and 2 to table that the compensation was paid as a consulting fee to Mr. Wilson and Mr. Kacic. No other compensation was paid to any employee or director of the Registrant in fiscal year 2017.

U.S. Securities and Exchange Commission

Washington D.C. 20549

August 30, 2018

Audited Financial Statements, page 46

Note 2 - Significant Accounting Policies, page F-7

Going Concern, page F-7

Comment #10.

Within your going concern disclosure you refer to objectives that do not correspond to the plan of operations mentioned elsewhere in the filing. Please clarify the extent and nature of any plans that you have to overcome your financial difficulties.

Response: The note disclosure inadvertently included the words “to locate profitable mining properties”. That phrase has been deleted in the current submission (as that is no longer part of the Registrant’s plan of operations) and now is compatible with the plan of operations.

Note 10 – Common Stock, page F-13

Common shares issued for cash, page F-14

Comment #11.

We note that you have disclosures stating that you closed a private placement of securities on February 28, 2018 although you had not yet been paid for the shares and did not issue the shares until April 4, 2018. If these disclosures are correct, it would appear that reporting the issuance of the units in the financial statements covering the fiscal year ended February 28, 2018, as you have done, would be incorrect. Please revise as necessary to resolve this inconsistency.

Response: The Registrant did, in fact, receive proceeds in the amount of $125,000 prior to the close of the fiscal year ended February 28, 2018. This was previously disclosed in the “Common Stock” note the financial statements.

In the interest of clarity, the disclosure has been segregated to a footnote titled “Common Stock Payable” and clearly delineates the receipt of the proceeds prior to the end of the fiscal year, along with the composition of the remainder of the balance of Common Stock Payable at the end of the fiscal year.

Exhibit Index, page F-26

Comment #12.

Please file the form of subscription agreement you plan to use for purposes of offering shares and the instrument that defines the rights of the common stock being registered or advise. Refer to Item 601(b)(4) of Regulation S-K.

Response: Attached as Exhibit 10.12 to Amendment #1 is the form of subscription agreement the Registrant intends to use for the purpose of offering the shares in the primary offering. The instrument that defines the rights of the common stock being registered is the amendment to the Articles of Incorporation filed on September 16, 2013 a copy of which is included in Exhibit 3.1 filed in connection with Amendment #1.

Comment #13.

We note that a legal opinion of Brunson Chandler & Jones, PLLC is filed as Exhibit 5.1. However, we note your disclosure at page 41 that Jerold N. Siegan will issue the legal opinion and that your exhibit index indicates you will file such opinion as Exhibit 5.2. Please revise to clarify counsel who will issue the legal opinion and file such opinion. We may have additional comments regarding the opinion following the response.

U.S. Securities and Exchange Commission

Washington D.C. 20549

August 30, 2018

Response: The legal opinion of Brunson Chandler and Jones, PPLC (filed as Exhibit 5.1 to the Registration Statement) was inadvertently filed as an exhibit to the Registration Statement. The legal opinion for this offering will be issued by Jerold N. Siegan, Esq. and will be filed as Exhibit 5.1 in an amendment to the Registration Statement, prior to the time Registration Statement is declared effective.

Comment #14.

Please obtain and file an updated consent from the auditors, one that references the correct registration statement number.

Response: The updated consent from the auditors (which references the correct registration statement number) is filed as Exhibit 23.2 to Amendment #1.

Signatures, page F-27

Comment #15.

Please include signatures of at least a majority of the board of directors. Refer to Instruction 1 to Signatures of Form S-1.

Response: Amendment #1 amends the Registration Statement to include the signatures of at least a majority of the board of directors and attached hereto as Exhibit 24.1 is the power of attorney executed by each of the executive officers and directors.

Very truly yours,

JNS:

cc:	Jeffrey J. Mallmes
Andrew J. Kacic
William J. Hinz
Richard Ethington
Pamela Bing
Scott Sylvester
Kelly Stopher